FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:                                April, 2006

Commission File Number :                 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ....X.....  Form 40-F  .........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  .....  No  ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated April 4, 2006, relating to: Lafarge increases offer for outstanding minority shares of Lafarge North America to $82 per share and extends offer to April 28

Page 1 of 5 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR

Paris, April 4 2006

LAFARGE INCREASES OFFER FOR OUTSTANDING MINORITY SHARES OF LAFARGE NORTH

AMERICA TO $82 PER SHARE AND EXTENDS OFFER TO APRIL 28

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today announced that it will amend its cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own by increasing the offer price to $82 per share. The increased offer price represents a premium of 27.6% over Lafarge North America’s closing stock price on February 3, 2006, the last trading day before Lafarge announced its intention to commence the tender offer, and a premium of 43.2% over Lafarge North America’s average closing stock price during the three months prior to the announcement of its intention to commence the tender offer.

The revised offer takes into account the recent generally improved outlook for the North American building materials sector as a whole and for Lafarge North America in particular.

Lafarge believes that at the new offer price the transaction is attractive to Lafarge North America shareholders while still making sense for Lafarge and creating value for its shareholders.

Lafarge has also extended the expiration date of its offer for common shares of Lafarge North America until 12:00 midnight, New York City time, on Friday, April 28, 2006. The Offer was scheduled to expire at 12:00 midnight, New York City time, on Monday, April 3, 2006. Shareholders who have already tendered their shares will receive the increased offer price of $82 per share and need not take any additional action in order to receive such price.

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.

Concurrently with the increase in the offer price for common shares of Lafarge North America, Lafarge also announced that it will increase the offer price of its cash offer for all outstanding exchangeable preference shares of Lafarge Canada Inc. (TSX: LCI.PR.E), a subsidiary of Lafarge North America Inc., to $82 per share. The term of the offer for all outstanding exchangeable preference shares of Lafarge Canada has also been extended until 12:00 midnight, New York City time, on Friday, April 28, 2006. The offer for exchangeable preference shares was also scheduled to expire at 12:00 midnight, New York City time, on April 3, 2006.

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As of Monday, April 3, approximately 41,585 common shares of Lafarge North America and 28,521 exchangeable preference shares of Lafarge Canada had been tendered or committed to be tendered at the original offer price of $75.

Lafarge stated that it expected to mail promptly to shareholders of Lafarge North America a supplement to its Offer to Purchase and to amend its tender offer statement on file with the United States Securities and Exchange Commission to reflect the increased offer price and other relevant changes.

Lafarge North America shareholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. Lafarge North America shareholders will be able to receive such documents free of charge at the SEC’s website, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (877) 825-8730 for English speakers, (877) 825-8777 for French speakers or (212) 750-5833 for banks and brokers calling collect.

Note to Editors:

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 75 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings. Additional information is available on the web site at www.lafarge.com.

Lafarge North America is one of the largest publicly traded construction materials providers in North America. Lafarge North America today is a 53.2%-owned subsidiary of Lafarge.

Contacts:

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Lucy Wadge: lucy.wadge@lafarge.com	33-1 44-34-19-47	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Louisa Pearce-Smith: louisa.pearce-smith@lafarge.com	33-1 44-34-18-18

Page 3 of 5 Total Pages

Statements made in this press release that are not historical facts, including the expected immediacy of earnings accretion, the improved use of free cash flow and increased flexibility and efficiency in implementing its North American strategy, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 4 of 5 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 4, 2006	Lafarge (Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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